

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 6, 2008

<u>Via U.S. Mail</u>

Thomas F. Kelly
President and Chief Executive Officer
Epicor Software Corporation
18200 Von Karman Ave., Suite 1000
Irvine, CA 92612

>   **Re: Epicor Software Corporation**
>   **Schedule 14D-9, as amended**
>   **Filed October 28 and November 5, 2008**
>   **File No. 005-43389**

Dear Mr. Kelly:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reasons for the Board's Recommendation, page 13

1.   This section refers to a wide variety of factors considered by the board of directors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the Board's position. Please revise this section to clarify which of the factors are in fact reasons in support of the Board's decision to recommend that stockholders reject the tender offer.

Exhibit (a)(1) to Amendment No.1 to Schedule 14D-9

2.   We note the disclaimer that the company undertakes no obligation to revise or update publicly any forward-looking statements. This disclaimer is inconsistent

with its obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed and to promptly disclose and disseminate such change in a manner reasonably designed to inform security holders of such change. Please confirm that the company will avoid using this statement in all future communications.

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures the company has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc (via facsimile):   Larry W Sonsini, Esq.
Katharine A Martin, Esq.
Bradley L Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati
(F) 650 493-6811